SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Quarterly Report for the period ended September 30, 2003

Glamis Gold Ltd.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: November 12, 2003	By:	/s/ Cheryl S. Maher Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.
THIRD QUARTER REPORT
Production Data
(Dollar amounts expressed in U.S. dollars)

		Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,

		2003	2002	2003	2002

Gold ounces produced		51,707	58,987	173,582	184,642
Gold ounces sold		51,110	62,062	172,155	188,975
Average revenue realized per ounce		$371	$318	$356	$309
Average market price per ounce		$363	$314	$354	$306
Total cash cost per ounce		$201	$167	$180	$159
Total production cost per ounce		$273	$247	$259	$233

Production Data:
San Martin Mine:	Ore tons processed	1,921,596	1,499,640	5,440,716	4,578,423
	Waste tons	457,079	246,662	1,192,745	768,840
	Grade (ounces per ton)	0.025	0.037	0.028	0.036
	Gold ounces produced	20,344	34,895	76,123	100,028
	Total cash cost per ounce	$211	$103	$170	$101
	Total production cost per ounce	$297	$201	$263	$192
Marigold Mine (66.7%):	Ore tons mined	1,376,536	751,984	3,844,880	2,077,509
	Waste tons	5,279,409	4,344,090	14,553,391	8,816,461
	Grade (ounces per ton)	0.025	0.020	0.026	0.019
	Gold ounces produced	25,270	10,089	68,889	32,672
	Total cash cost per ounce	$173	$247	$166	$210
	Total production cost per ounce	$243	$327	$237	$290
Rand Mine:	Ore tons mined	—	1,527,000	—	4,238,200
	Waste tons	—	1,837,100	—	5,504,000
	Grade (ounces per ton)	—	0.020	—	0.023
	Gold ounces produced	6,093	14,003	28,570	51,942
	Total cash cost per ounce	$285	$267	$241	$240
	Total production cost per ounce	$318	$303	$300	$277

Financial Data: (in millions of U.S. dollars, except per share amounts)
Working capital		$160.9	$55.5	$160.9	$55.5
Cash flow from operations		$7.5	$7.6	$24.1	$24.3
Net earnings		$3.5	$2.4	$9.3	$9.0
Basic earnings per share		$0.02	$0.02	$0.07	$0.10
Average shares outstanding		129,423,753	104,635,751	127,547,081	92,278,017

Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 4 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	September 30,	December 31,
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and equivalents	$147.2	$160.0
Accounts and interest receivable	5.3	2.1
Taxes recoverable	0.1	1.1
Inventories (note 2)	17.1	16.6
Prepaid expenses and other	1.0	0.7

	170.7	180.5
Plant and equipment and mine development costs, net	334.4	285.0
Other assets	13.9	9.0

	$519.0	$474.5

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$8.5	$8.3
Site closure and reclamation costs, current	1.3	2.4
Taxes payable	—	0.7

	9.8	11.4

Reserve for site closure and reclamation costs	6.2	6.9
Future income taxes	81.5	70.4

	97.5	88.7
Shareholders’ equity
Share capital (note 3):
Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
129,839,878 (2002–125,978,115) common shares	464.0	437.6
Contributed surplus	6.0	6.0
Deficit	(48.5)	(57.8)

	421.5	385.8

	$519.0	$474.5

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved on behalf of the Board:

C. Kevin McArthur	A. Dan Rovig
Director	Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended Sept. 30,		Nine months ended Sept. 30,

	2003	2002	2003	2002

	(unaudited)		(unaudited)
Revenue	$19.0	$19.8	$61.4	$58.4
Costs and expenses:
Cost of sales	10.3	10.4	30.8	30.1
Depreciation and depletion	3.7	4.6	12.7	12.5
Site closure and reclamation	0.2	0.3	1.0	1.0
Exploration	0.2	1.2	4.4	1.8
General and administrative	1.4	1.1	4.4	3.3

	15.8	17.6	53.3	48.7

Earnings from operations	3.2	2.2	8.1	9.7
Interest and other income	0.5	0.6	2.6	0.9

Earnings before income taxes	3.7	2.8	10.7	10.6
Provision for income taxes:
Current	0.0	(0.1)	0.2	0.1
Future	0.2	0.5	1.2	1.5

	0.2	0.4	1.4	1.6

Net earnings	$3.5	$2.4	$9.3	$9.0

Basic earnings per share	$0.02	$0.02	$0.07	$0.10

Diluted earnings per share	$0.02	$0.02	$0.07	$0.10

Consolidated Statements of Deficit
(Expressed in millions of U.S. dollars)

	Three months ended Sept. 30,		Nine months ended Sept. 30,

	2003	2002	2003	2002

	(unaudited)		(unaudited)
Deficit, beginning of period	$(52.0)	$(64.9)	$(57.8)	$(71.5)
Net earnings	3.5	2.4	9.3	9.0

Deficit, end of period	$(48.5)	$(62.5)	$(48.5)	$(62.5)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended Sept. 30,		Nine months ended Sept. 30,

	2003	2002	2003	2002

	(unaudited)		(unaudited)
Cash flows from operating activities
Net earnings	$3.5	$2.4	$9.3	$9.0
Non-cash items:
Depreciation and depletion	3.7	4.6	12.7	12.5
Site closure and reclamation	0.2	0.3	1.0	1.0
Future income taxes	0.2	0.5	1.2	1.5
Loss (gain) on sale of investments	(0.1)	(0.2)	(0.1)	0.3

	7.5	7.6	24.1	24.3
Changes in non-cash operating working capital:
Accounts and interest receivable	(0.8)	(0.2)	(3.6)	(0.5)
Taxes recoverable/payable	0.8	0.5	0.3	—
Inventories	(0.9)	(0.7)	(0.6)	(2.7)
Prepaid expenses and other	0.4	0.2	—	(0.3)
Accounts payable and accrued liabilities	0.3	3.2	0.1	3.9
Site closure and reclamation expenditures	(0.4)	(0.6)	(2.9)	(1.9)

Net cash from operating activities	6.9	10.0	17.4	22.8

Cash flows from (used in) investing activities
Business acquisitions, net of cash acquired	—	(5.9)	—	(6.4)
Purchase of plant and equipment, net of disposals	(7.9)	(1.9)	(19.2)	(14.6)
Mineral property acquisition and mine development costs	(9.4)	(2.1)	(22.7)	(5.6)
Net proceeds from sale of investments and properties (note 5)	4.6	0.1	6.5	0.3
Other assets	—	(0.9)	(0.5)	(2.3)

Net cash flows used in investing activities	(12.7)	(10.7)	(35.9)	(28.6)

Cash flows from financing activities
Issuance of share capital	3.2	3.0	5.7	7.3

Net cash flows from financing activities	3.2	3.0	5.7	7.3

Increase (decrease) in cash and equivalents	(2.6)	2.3	(12.8)	1.5
Cash and equivalents, beginning of period	149.8	45.0	160.0	45.8

Cash and equivalents, end of period	$147.2	$47.3	$147.2	$47.3

Supplemental disclosure of cash flow information:
Non-cash financing and investing activities:
Shares and options issued for mineral properties (note 3a)	$—	$130.4	$20.7	$130.4

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months and nine months ended September 30, 2003

1.	General

In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of September 30, 2003 and the results of its operations and its cash flows for the three month and the nine month periods ended September 30, 2003 and 2002.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2002. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2002. These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 6 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2.	Inventories

	Sept. 30, 2003	Dec. 31, 2002
	(unaudited)

Finished goods	$1.0	$0.6
Work-in-progress	12.3	13.3
Supplies and spare parts	3.8	2.7

	$17.1	$16.6

3.	Share Capital

a.     Issued and fully paid

	Nine months ended		Nine months ended
	Sept. 30, 2003		Sept. 30, 2002
	(unaudited)		(unaudited)

	Number of shares	Amount	Number of shares	Amount

Issued and fully paid:
Balance at beginning of period	125,978,115	$437.6	83,283,462	$194.8
Issued during the period:
For cash consideration under the terms of Directors’ and Employees stock option plan (including former employees and directors of Rayrock Resources Inc. and Francisco Gold Corp.)	1,545,750	5.5	2,620,345	7.0
For cash consideration on exercise of share purchase warrants issued in conjunction with the acquisition of Cambior de Mexico	—	—	165,000	0.3
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco Gold Corp.	2,247,486	20.7	—	—
On acquisition of Francisco Gold Corp.	—	—	25,843,808	124.6
Shares issued (cancelled) due to a previous reorganization	68,527	0.2	(54,250)	—

Balance at end of period	129,839,878	$464.0	111,858,365	$326.7

b.     Stock-Based Compensation

The Company does not record compensation expense for stock options granted to directors, officers and employees because the exercise price is equal to the market price at the date of grant. If the “fair value method” had been used to determine compensation cost for stock options granted to directors, officers and employees, the Company’s net earnings and earnings per share would have been as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	(unaudited)		(unaudited)
	2003	2002	2003	2002

Net earnings, as reported	$3.5	$2.4	$9.3	$9.0
Fair value of options granted and vested	0.3	1.2	0.6	2.0

Pro-forma earnings	$3.2	$1.2	$8.7	$7.0

Basic earnings per common share, as reported	$0.02	$0.02	$0.07	$0.10
Diluted earnings per common share, as reported	0.02	0.02	0.07	0.10
Pro-forma basic earnings per common share	0.02	0.01	0.07	0.08
Pro-forma diluted earnings per common share	0.02	0.01	0.07	0.07

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended Sept. 30,		Nine months ended Sept. 30,

	2003	2002	2003	2002

Risk-free interest rate	3.05%	4.3%	3.25%	3.75%
Annual dividends per share	—	—	—	—
Expected stock price volatility	59%	50%	60%	50%
Expected life	2.5 years	2.5 years	2.5 years	2.5 years

The expected lives of the options used in the option pricing model were determined as 1/2 of the option terms.

4.	Segment Reporting

As at September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002:

(a)   Operating segments:

	Producing	Non-producing
2003	properties	properties	Corporate	Total

Revenue	$61.4	$—	$—	$61.4
Cost of sales	30.8	—	—	30.8
Depreciation and depletion	12.5	—	0.2	12.7
Other operating expenses	2.0	3.4	4.4	9.8

Earnings (loss) from operations	16.1	(3.4)	(4.6)	8.1
Other income (loss)	(0.3)	—	2.9	2.6

Earnings (loss) before taxes	$15.8	$(3.4)	$(1.7)	$10.7

Capital expenditures	$13.7	$32.6	$—	$46.3

Identifiable assets	$94.8	$279.5	$144.7	$519.0

	Producing	Non-producing
2002	properties	properties	Corporate	Total

Revenue	$58.4	$—	$—	$58.4
Cost of sales	30.1	—	—	30.1
Depreciation and depletion	12.5	—	—	12.5
Other operating expenses	1.2	1.6	3.3	6.1

Earnings (loss) from operations	14.6	(1.6)	(3.3)	9.7
Other income (loss)	—	0.3	0.6	0.9

Earnings (loss) before taxes	$14.6	$(1.3)	$(2.7)	$10.6

Capital expenditures	$19.8	$8.7	$0.2	$28.7

Identifiable assets	$97.3	$208.1	$52.9	$358.3

(b)   Geographic information:

		Latin America
	U.S. & Canada	& other	Total

2003
Revenue	$34.7	$26.7	$61.4
Earnings from operations	3.5	4.6	8.1
Earnings before taxes	5.3	5.4	10.7
Identifiable assets	69.9	449.1	519.0

2002
Revenue	$26.8	$31.6	$58.4
Earnings from operations	(1.2)	10.9	9.7
Earnings before taxes	(0.3)	10.9	10.6
Identifiable assets	74.6	283.7	358.3

5.	Cerro San Pedro Project

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project (“CSP”) to Metallica Resources, Inc. (“Metallica”), the company that held the remaining 50% interest in CSP, for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and is to receive $6.0 million in February 2004, $2.5 million on commencement of commercial production and $2.5 million twelve months from the commencement of commercial production. With respect to the February 2004 payment, the agreement provides Metallica with the option to make that payment with common shares of Metallica. The $2.5 million due on commencement of commercial production, the $2.5 million due twelve months thereafter, and the royalty are considered contingent and have not been recorded in the Company’s books.

6.	Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same except as noted below.

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge recorded to opening deficit would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles.

As a result, under United States accounting principles, at September 30, 2003, plant and equipment and mine development costs for the San Martin Mine would be increased by $2.6 million (December 31, 2002 — $3.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended September 30, 2003 by $0.1 million and $0.4 million for the nine months ended September 30, 2003 ($0.3 million and $0.8 million for the three months and nine months ended September 30, 2002, respectively).

Effective for the Company’s 2003 fiscal year, United States accounting principles require the Company to change its method of accounting for site closure and reclamation costs. The new standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under United States accounting principles the Company is required to record the estimated present value of reclamation liabilities as a liability when the liability is incurred and increase the carrying value of the related assets. Subsequently, reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation. Under United States accounting principles, on January 1, 2003, the Company would have recorded an adjustment to earnings as a cumulative effect of change in accounting principle for the difference between the above amounts and the amounts previously recorded in the Company’s financial statements prepared under Canadian and United States accounting principles, in addition to adjustments to reclamation liabilities and mineral property costs. The Company believes these amounts would not be material, nor would there be a material difference in the statements of operations for the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL REVIEW

The Company reported earnings for the three months ended September 30, 2003 of $3.5 million ($0.02 per share) compared to earnings of $2.4 million ($0.02 per share) in the same period of 2002. Earnings for the first nine months of 2003 were $9.3 million ($0.07 per share) compared to earnings of $9.0 million ($0.10 per share) in the first nine months of 2002. Cash flows from operating activities before working capital adjustments and reclamation expenditures were $7.5 million for the third quarter of 2003 compared to $7.6 million in the third quarter of 2002. Cash flow from operating activities for the nine months ended September 30, 2003 was $24.1 million, compared to $24.3 million for the same period in 2002. Earnings for the three month period ended September 30, 2003 reflected decreased production and sales (7,280 less ounces of gold produced and 10,952 less ounces sold than in the third quarter of 2002) roughly offset by the increase in the gold price, and $1.0 million less exploration expense than in the comparable period a year ago. Exploration expense, decreased ounces produced and sold and gold price were the largest differences in the Company’s earnings for the nine months ended September 30, 2003 when compared to 2002. Exploration expense of $4.4 million for the nine months ended September 30, 2003 was over 2.4 times the amount spent in the same period in 2002, primarily due to expenditures on the Marlin project. The Company produced 6% less ounces of gold year-to-date in 2003 as compared to 2002, but continued to benefit from realized gold prices which were 15% higher for the comparable nine month periods.

The Company produced 12% less ounces of gold in the third quarter of 2003 than in 2002 as a result of lower-than-expected production at the San Martin Mine and the Rand Mine being in reclamation. San Martin produced 14,551 less ounces of gold in the third quarter of 2003 compared to the third quarter of 2002. Although Rand produced according to plan, gold production declined to 6,093 ounces of gold during the third quarter of 2003 compared to 14,003 in the third quarter of 2002. The Marigold Mine, however, increased production over 150% to 25,270 ounces of gold in the third quarter of 2003 compared to the 10,089 ounces produced in the third quarter of 2002. Production for the Company for the nine months ended September 30, 2003 was down by 11,060 ounces of gold, again with Rand and San Martin producing less ounces than in 2002 and Marigold producing over twice as many ounces in the nine months ended September 30, 2003 compared to 2002 (68,889 ounces in 2003 compared to 32,672 in 2002). The Company now expects to produce approximately 235,000 ounces in 2003. Total cash costs of production increased in the third quarter of 2003 to $201 per ounce of gold compared to $167 per ounce in the same period of 2002. The Company’s total cash costs of production for the first nine months of 2003 averaged $180 per ounce compared to $159 per ounce for the nine months ended September 30, 2002. The increased average cash cost of production per ounce of gold for both the three month and nine month periods was primarily due to decreased production.

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory, compared to those ounces actually produced during the year. There is no significant difference between the total cash cost per ounce of production and total cash cost per ounce sold.

Depreciation and depletion expense was $3.7 million for the third quarter of 2003 and $12.7 million for the nine months ended September 30, 2003. Total depreciation and depletion expense for the third quarter of 2003 was lower than for the comparable quarter in 2002 ($4.6 million) due to reduced production. Depreciation and depletion expense for the year-to-date period was higher than for the nine months ended September 30, 2002 ($12.5 million) as even with lower production at the San Martin Mine, average depreciation rates at the Marigold Mine are higher than those at the Rand Mine and result in a higher overall depreciation and depletion cost. Site closure and reclamation expense during the third quarter of 2003 was $0.2 million ($0.3 million in the third quarter of 2002) and for the nine months ended September 30, 2003 was $1.0 million, the same as in the comparable period in 2002.

Exploration expense was $0.2 million in the third quarter of 2003 and $4.4 million for the nine months ended September 30, 2003. Exploration expense in 2002 was $1.2 million for the third quarter and $1.8 million for the nine months ended September 30, 2002. The third quarter 2003 amounts reflect primarily expensed exploration at Marigold as the expensed exploration drilling at the Marlin project has been substantially completed for the year. The substantial increase in the year-to-date amounts reflect the work done on the Marlin project (acquired in July 2002) in 2003.

The Company’s earnings during the third quarter continued to benefit from gold prices that averaged $363 during the three months ended September 30, 2003, and $354 for the nine months ended September 30, 2003 compared to $314 and $306 respectively during the same periods in 2002. Revenue realized per ounce of gold increased to $371 during the three months ended September 30, 2003 and $356 for the nine months ended September 30, 2003 from $318 and $309 respectively during the same periods of 2002.

General and administrative expense was $1.4 million for the three months ended September 30, 2003, and $4.4 million for the nine months ended September 30, 2003. General and administrative expense was $1.1 million and $3.3 million for the comparable periods in 2002. The increased expense in the comparable quarters and year-to-date is a result of expanded personnel costs related to the development programs at the El Sauzal and Marlin projects, the expensing of various business development costs and banking fees in the second quarter of 2003 and increased expenses relating to the Imperial Project.

Interest and other income declined to $0.5 million in the three months ended September 30, 2003 compared to $0.6 million for the three months ended September 30, 2002. Higher cash balances did not offset the lower interest rates received. Interest and other income for the nine months ended September 30, 2003 was $2.6 million, reflecting $2.4 million of interest income and $0.5 million of other income offset by foreign exchange losses of $0.3 million. Interest income year-to-date in 2003 includes $1.0 million relating to amended tax returns from prior years. For the nine months ended September 30, 2002, interest and other income totaled $0.9 million of which $0.7 million was interest, $0.5 million related to gains on sales of shares held for investment, and losses on sales of assets of $0.3 million.

Liquidity and Capital Resources

The Company had working capital of $160.9 million at September 30, 2003, a 5% decrease from the $169.1 million at December 31, 2002. Cash balances totaled $147.2 million at September 30, 2003 compared to $160.0 million at December 31, 2002 as the Company funded its construction and development programs at the El Sauzal and Marlin projects and at the Marigold Mine. The Company’s invested cash balances remained significantly higher in the third quarter and nine month period ended September 30, 2003 as compared to the same periods in 2002, but the interest income derived from the increased balances was offset by lower interest rates. Because these investments are in highly liquid, short-term instruments, management believes any impact of an interest rate change would not be material.

Long-term liabilities were $87.7 million at September 30, 2003, an increase of $10.4 million compared to December 31, 2002. The long-term liabilities amount consists of reserves for future site closure and reclamation costs of $6.2 million ($6.9 million at December 31, 2002) and future income taxes of $81.5 million ($70.4 million at December 31, 2002). The reduction in the reclamation liability account reflects the work being completed at the Rand, Dee and Daisy Mines. Future income tax increases are due to the profitable production at the San Martin Mine as well as $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. under the Plan of Arrangement with Francisco Gold Corp. in 2002. The Company continues to have no long-term debt.

Capital expenditures (before asset disposals) totaled $20.3 million for the third quarter of 2003 and $46.3 million year-to-date. The Company spent $11.3 million in the third quarter of 2002 and $28.7 million for the nine months ended September 30, 2002. The most significant capital expenditures this quarter were at the El Sauzal project where $7.9 million was spent on development, primarily for road and camp construction and site preparation, and $4.0 million was spent on various large equipment items. At the Marlin project, land purchases of $2.1 million, development costs of $2.8 million and equipment purchases of $0.1 million were made. Capital expenditures at the Marigold Mine included $1.0 million for equipment, and $1.4 million for deferred stripping. The San Martin Mine spent $0.3 million on mine development costs at the Palo Alto deposit, and $0.6 million on equipment. The Company intends that all capital expenditures in 2003 will be financed from the Company’s working capital.

The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $7.5 million during the third quarter of 2003, compared to $7.6 million generated in the third quarter of 2002. The Company’s mines provided $8.3 million in cash during the third quarter of 2003 compared to $8.8 million during the third quarter of 2002. The results of an increase in the average total cash costs of production of $34 per ounce, and a reduction in the number of ounces sold were substantially offset by an increase in the realized gold price of $53 per ounce in the third quarter of 2003 compared to the third quarter of 2002. In the nine months ended September 30, 2003, cash flow from operations before working capital adjustments and reclamation expenditures totaled $24.1 million, compared to $24.3 million in the nine month period ended September 30, 2002, with the effect of increased costs and reduced ounces not quite offsetting the increased gold price on a year-to-date basis. The Company also realized $3.2 million on the issuance of shares during the three months ended September 30, 2003, primarily from the exercise of stock options, and $5.7 million year-to-date ($3.0 million and $7.3 million, respectively in 2002). The nine months ended September 30, 2002 amounts reflect exercise of options held by former employees and directors of Rayrock Resources Inc., most of whose options expired at the end of the second quarter 2002.

OPERATIONS REVIEW

San Martin Mine, Honduras
The San Martin Mine produced 20,344 ounces of gold during the third quarter of 2003 bringing total production to 76,123 ounces of gold for the year to date. During 2002, 34,895 ounces of gold were produced in the third quarter and 100,028 ounces of gold were produced for the nine months ended September 30, 2002. Total cash costs of production were $211 per ounce of gold in the third quarter of 2003 ($170 per ounce year-to-date), compared to $103 per ounce during the third quarter of 2002 ($101 per ounce for the nine months ended September 30, 2002). The mine continued to experience slower-than-planned production from the heap. Extremely dry conditions hampered efforts to thoroughly soak all the new areas under leach now that problems with the pH balance in the heap have been resolved. Lack of gold production was the overriding reason for the increased cash costs per ounce during the quarter and for the nine month period, however, total gold ounces stacked for the year are now 18% above plan. The Company expects production to gradually increase to originally projected levels, but has revised the mine’s targeted production during 2003 to 105,000 ounces of gold.

Marigold Mine, Nevada
The 66.7%-owned Marigold Mine continued to perform well as production increased again with 25,270 ounces of gold produced for the Company’s account during the third quarter of 2003 with total cash costs of production of $173 per ounce of gold. Marigold produced 10,089 ounces of gold during the third quarter of 2002 with a total cash cost of production of $247 per ounce. The mine has produced 68,889 ounces of gold for the Company’s account at an average total cash cost of production of $166 per ounce for the nine months ended September 30, 2003. This compares to production of 32,672 ounces of gold at a total cash cost per ounce of $210 for the comparable period in 2002. Recoverable ounces stacked continue to be above plan year-to-date, and the mine is expected to produce approximately 95,000 ounces for the Company’s account in 2003.

The Supplemental Environmental Impact Statement for the Marigold expansion was published in the Federal Register on April 4, 2003. Bureau of Land Management response to comments from the last Public Comment period which closed June 6, 2003 has been delayed, and as a result, the Company now believes final approval and publication of a Record of Decision will not be received until early in the first quarter of 2004. This delay will not impact the planned activities at Marigold during the next year.

Rand Mine, California
The Rand Mine produced 6,093 ounces of gold in the third quarter of 2003 during its reclamation phase. This compares to 14,003 ounces of gold produced during the third quarter of 2002. Rand production for the nine months ended September 30, 2003 was 28,570 ounces of gold, compared to 51,942 during the comparable period in 2002. Total cash costs of production this quarter were $285 per ounce of gold compared to $267 per ounce in the third quarter of 2002. Year-to-date cash costs were $241 per ounce of gold in 2003 compared to $240 per ounce in 2002. Costs incurred early in the first quarter 2003 for severance and change-over from mining to reclamation exceeded the quarterly forecast and a decision was made to expense those costs instead of applying them against the reclamation accrual. Costs for the second and third quarter have been stable and according to plan. The Company expects Rand to complete the site closure and reclamation on plan over the next two years and still expects that mine production should be approximately 35,000 ounces of gold for the year ending December 31, 2003.

PROJECTS

El Sauzal Project, Chihuahua, Mexico
The El Sauzal project construction activities continued to move ahead steadily during the third quarter.

Construction of the access road was approximately 70% complete at the end of September 2003 with about 10 km of new construction remaining. At the site, work continues with camp, commissary and clinic construction, and raw water pipeline installation. Good progress was made on excavation for the truck shop pad, excavation of the crusher stockpile area, the mine haul road and the mill platform.

Equipment additions for the quarter included two 777 haul trucks, two CAT 350E haul trucks, a D6 dozer, two 992 loaders and a 14G motor grader.

The explosives permit for the mine was received in October 2003 and will expedite the site preparation work. The project remains on track for mechanical completion in October 2004.

Marlin Project, Western Guatemala
The focus of activities during the third quarter was in-fill drilling, site improvements, and engineering work to prepare the final cost estimates for the construction plan. The current exploration, geotechnical, and hydro-geological drilling programs were completed in the third quarter. Negotiations for land continued during the third quarter with approximately 140 acres of land purchased. All necessary land is expected to be procured by the end of 2003. A positive resolution for the environmental license application was received on September 29, 2003 from the Environmental Ministry in Guatemala. This license was forwarded to the Mining Ministry to continue with processing of the application for an exploitation license for Marlin.

At the November 6, 2003 meeting of the Board of Directors, the construction plan for Marlin was approved. The plan calls for construction of a combined open-pit and underground mine complex with a 4,000 ton-per-day mill. The Company expects to produce an average of 220,000 ounces of gold and 3,400,000 ounces of silver per year for an estimated 10-year mine life. Total cash cost per ounce for the life-of-mine is expected to average below $100 per ounce of gold, including silver by-product credits at a silver price of $5.00 per ounce. Production is expected to commence by the first quarter of 2006.

Imperial Project, California
During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. These actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. The Company believes these actions constitute a taking of its property interests at the Imperial Project and the Board of Directors has approved the Company taking action to pursue its available legal remedies. The Company expects to file an arbitration claim against the United States pursuant to the North American Free Trade Act prior to the end of 2003. The Company is unable to anticipate the time that it may take to reach a resolution or what might be the final determination in the event such an action is commenced.

Cerro San Pedro Project, San Luis Potosi, Mexico
The Company’s interest in the project was sold to Metallica Resources Inc. on February 12, 2003 (see note 5 of the notes to the consolidated financial statements). On August 12, 2003 the Company received $5.0 million, the second payment due under the terms of the sales agreement with Metallica. The next installment of $6.0 million, due under the terms of the sales agreement, is payable in February 2004.

EXPLORATION

The Company expended $2.0 million on exploration activities during the third quarter of 2003, of which $1.8 million was capitalized and $0.2 million expensed. Year-to-date, the Company has spent $7.4 million on exploration and development, expensing $4.4 million and capitalizing $3.0 million.

Exploration activities focused on the Marigold expansion areas. Five drill rigs have been working since July 2003 in two areas, the Terry Zone North and the Target Pits. Analysis is underway and results are expected to be available by year-end. Drilling programs in Guatemala focused on in-fill and condemnation drilling at the Marlin project site.

RECLAMATION ACTIVITIES

Daisy Mine, Nevada
The primary focus at the Daisy Mine was on monitoring drain-down solutions from the reclaimed heap. The Company has received approval to close the facility and as of October 2003, the only planned activity will be a weekly monitoring of the heap by a contractor for the next several months.

Dee Mine, Nevada
The work continued at the Dee Mine during the third quarter on dewatering the #1 tailings pond. A turbo mist evaporative sprayer was purchased at the end of June 2003 to speed up the evaporation process. Reclamation crews focused on dismantling the crushing and conveying system. The Company expects most of the reclamation earthwork at Dee to be completed by the end of 2003 or early in 2004, depending on weather conditions.

HEDGING

As at September 30, 2003 the Company had no gold ounces hedged, and currently has no plans to engage in any gold hedging activities.

The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned production for up to five years. Management is authorized to use any combination of spot or forward sales, spot deferred forwards and put or call options. Although this is the approved policy, management’s current practice is to not hedge any part of the Company’s gold production. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher, and thus can have a direct impact on its profitability.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to the consolidated financial statements included in the Company’s 2002 annual report to shareholders, and a discussion of some of the more significant policies is included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. Commitments and contingencies outstanding as at September 30, 2003 are illustrated in the table below (expressed in millions):

	Less than			More than
Contractual Obligations	one year	1 – 3 years	3 – 5 years	5 years	Total

Operating leases	$0.5	$0.6	$0.4	—	$1.5
Minimum royalty payments	$0.7	$1.4	$0.8	$2.4	$5.3
Construction and equipment purchase commitments	$40.0	—	—	—	$40.0

Contingencies

Future site closure and reclamation costs(1)	$1.3	$2.2	$0.6	$11.9	$16.4

(1)	In the Company’s financial statements as at September 30, 2003, $1.3 million of these obligations are included in current liabilities and $6.2 million in long-term liabilities. The Company has $8.7 million in certificates of deposit as collateral for these obligations.

CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Subsequent to the date of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CERTIFICATIONS

I, C. Kevin McArthur, certify that:

1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a)     designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b)     evaluated the effectiveness of the registrant’s disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

     c)     disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

     a)     all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 12, 2003	By:	/s/ C. Kevin McArthur

C. Kevin McArthur
Chief Executive Officer

CERTIFICATIONS

I, Cheryl S. Maher, certify that:

1.     I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a)     designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b)     evaluated the effectiveness of the registrant’s disclosure controls and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

     c)     disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

     a)     all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 12, 2003	By:	/s/ Cheryl S. Maher

Cheryl S. Maher
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd., a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system (the “Company”), on Form 6-K for the period ended September 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, C. Kevin McArthur, Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 12, 2003	/s/ C. Kevin McArthur

C. Kevin McArthur
Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd., a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system (the “Company”), on Form 6-K for the period ended September 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cheryl S. Maher, Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

Dated: November 12, 2003	/s/ Cheryl S. Maher

Cheryl S. Maher
Chief Financial Officer